SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Potbelly Corporation

(Name of Issuer)

Common Stock Par Value $0.01

(Title of Class of Securities)

73754Y100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1.	Names of Reporting Persons Maveron Equity Partners 2000, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 3,703,819(1)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 3,703,819(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,703,819 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.7%(2)
12.	Type of Reporting Person (see instructions) PN

(1)	Includes 3,584,100 shares of common stock owned by Maveron Equity Partners 2000, L.P. (“Maveron 2000”) and 119,719 shares of common stock owned by Maveron Equity Partners 2000-B, L.P. (“Maveron 2000-B”). Maveron General Partner 2000 LLC (“Maveron GP”) serves as general partner of Maveron 2000 and Maveron 2000-B and possesses shared power to vote and dispose of shares directly owned by Maveron 2000 and Maveron 2000-B. Dan Levitan is the managing member of Maveron GP. Dan Levitan and Maveron GP disclaim beneficial ownership of shares held directly by Maveron 2000 and Maveron 2000-B, except to the extent of their pecuniary interest therein.
(2)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Maveron Equity Partners 2000-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 3,703,819(3)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 3,703,819(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,703,819 shares(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.7%(4)
12.	Type of Reporting Person (see instructions) PN

(3)	Includes 3,584,100 shares of common stock owned by Maveron Equity Partners 2000, L.P. (“Maveron 2000”) and 119,719 shares of common stock owned by Maveron Equity Partners 2000-B, L.P. (“Maveron 2000-B”). Maveron General Partner 2000 LLC (“Maveron GP”) serves as general partner of Maveron 2000 and Maveron 2000-B and possesses shared power to vote and dispose of shares directly owned by Maveron 2000 and Maveron 2000-B. Dan Levitan is the managing member of Maveron GP. Dan Levitan and Maveron GP disclaim beneficial ownership of shares held directly by Maveron 2000 and Maveron 2000-B, except to the extent of their pecuniary interest therein.
(4)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Maveron General Partner 2000 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 3,703,819(5)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 3,703,819(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,703,819 shares(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.7%(6)
12.	Type of Reporting Person (see instructions) OO

(5)	Includes 3,584,100 shares of common stock owned by Maveron Equity Partners 2000, L.P. (“Maveron 2000”) and 119,719 shares of common stock owned by Maveron Equity Partners 2000-B, L.P. (“Maveron 2000-B”). Maveron General Partner 2000 LLC (“Maveron GP”) serves as general partner of Maveron 2000 and Maveron 2000-B and possesses shared power to vote and dispose of shares directly owned by Maveron 2000 and Maveron 2000-B. Dan Levitan is the managing member of Maveron GP. Dan Levitan and Maveron GP disclaim beneficial ownership of shares held directly by Maveron 2000 and Maveron 2000-B, except to the extent of their pecuniary interest therein.
(6)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons MEP 2000 Associates LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 501,164(7)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 501,164(7)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,164 shares(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.7%(8)
12.	Type of Reporting Person (see instructions) OO

(7)	Consists of 501,164 shares of common stock owned by MEP 2000 Associates LLC (“MEP 2000”). Maveron LLC serves as manager of MEP 2000 and possesses shared power to vote and dispose of shares directly owned by MEP 2000. Dan Levitan is the managing member of Maveron LLC. Dan Levitan and Maveron LLC disclaim beneficial ownership of shares held directly by MEP 2000, except to the extent of their pecuniary interest therein.
(8)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Maveron LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 501,164(9)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 501,164(9)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,164 shares(9)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.7%(10)
12.	Type of Reporting Person (see instructions) OO

(9)	Consists of 501,164 shares of common stock owned by MEP 2000 Associates LLC (“MEP 2000”). Maveron LLC serves as manager of MEP 2000 and possesses shared power to vote and dispose of shares directly owned by MEP 2000. Dan Levitan is the managing member of Maveron LLC. Dan Levitan and Maveron LLC disclaim beneficial ownership of shares held directly by MEP 2000, except to the extent of their pecuniary interest therein.
(10)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Maveron Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,605,948 (11)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,605,948 (11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,948 shares(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5%(12)
12.	Type of Reporting Person (see instructions) PN

(11)	Includes 1,361,502 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,680 shares of common stock owned by MEP Associates III, L.P. (“Maveron-Associates”). Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreneurs’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates.
(12)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Maveron III Entrepreneurs Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,605,948 (13)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,605,948 (13)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,948 shares(13)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5%(14)
12.	Type of Reporting Person (see instructions) PN

(13)	Includes 1,361,502 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,680 shares of common stock owned by MEP Associates III, L.P. (“Maveron-Associates”). Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreneurs’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates.
(14)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons MEP Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,605,948 (15)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,605,948 (15)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,948 shares(15)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5%(16)
12.	Type of Reporting Person (see instructions) PN

(15)	Includes 1,361,502 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,680 shares of common stock owned by MEP Associates III, L.P. (“Maveron-Associates”). Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreneurs’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates.
(16)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Maveron General Partner III LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,605,948 (17)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,605,948 (17)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,948 shares(17)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5%(18)
12.	Type of Reporting Person (see instructions) OO

(17)	Includes 1,361,502 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,680 shares of common stock owned by MEP Associates III, L.P. (“Maveron-Associates”). Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreneurs’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates.
(18)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Dan Levitan
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 5,810,931(19)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 5,810,931(19)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,810,931 shares(19)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.9%(20)
12.	Type of Reporting Person (see instructions) IN

(19)	Includes 3,584,100 shares of common stock owned by Maveron Equity Partners 2000, L.P. (“Maveron 2000”); 119,719 shares of common stock owned by Maveron Equity Partners 2000-B, L.P. (“Maveron 2000-B”); 501,164 shares of common stock owned by MEP 2000 Associates LLC (“MEP 2000”); 1,361,502 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,680 shares of common stock owned by MEP Associates III, L.P. (“Maveron-Associates” and, together with Maveron 2000, Maveron 2000-B, MEP 2000, MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, the “Maveron Entities”). Maveron General Partner 2000 LLC (“Maveron GP”) serves as general partner of Maveron 2000 and Maveron 2000-B and possesses shared power to vote and dispose of shares directly owned by Maveron 2000 and Maveron 2000-B. Maveron LLC serves as manager of MEP 2000 and possesses shared power to vote and dispose of shares directly owned by MEP 2000. Dan Levitan is the managing member of Maveron GP and Maveron LLC. Dan Levitan, Maveron GP (with respect to the shares held directly by Maveron 2000 and Maveron 2000-B) and Maveron LLC (with respect to the shares held directly by MEP 2000) disclaim beneficial ownership of shares held directly by Maveron 2000, Maveron 2000-B and MEP 2000, except to the extent of their pecuniary interest therein. Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreneurs’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates.
(20)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Clayton Lewis
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,605,948 (21)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,605,948 (21)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,948 shares(21)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5%(22)
12.	Type of Reporting Person (see instructions) IN

(21)	Includes 1,361,502 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,680 shares of common stock owned by MEP Associates III, L.P. (“Maveron-Associates”). Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreneurs’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates.
(22)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Pete McCormick
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,605,948 (23)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,605,948 (23)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,948 shares(23)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5%(24)
12.	Type of Reporting Person (see instructions) IN

(23)	Includes 1,361,502 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,680 shares of common stock owned by MEP Associates III, L.P. (“Maveron-Associates”). Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreneurs’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates.
(24)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

CUSIP No. 73754Y100

1.	Names of Reporting Persons Jason Stoffer
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,605,948(25)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,605,948(25)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,948 shares(25)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5%(26)
12.	Type of Reporting Person (see instructions) IN

(25)	Includes 1,361,502 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,680 shares of common stock owned by MEP Associates III, L.P. (“Maveron-Associates”). Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreneurs’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreneurs’ and Maveron-Associates.
(26)	The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.

Item 1(a).	Name of Issuer: Potbelly Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 222 Merchandise Mart Plaza 23rd Floor Chicago, Illinois 60654
Item 2(a).

Name of Person Filing:

(i) Maveron Equity Partners 2000, L.P.

(ii) Maveron Equity Partners 2000-B, L.P.

(iii) Maveron General Partner 2000 LLC

(iv) MEP Associates LLC

(v) Maveron LLC

(vi) Maveron Equity Partners III, L.P.

(vii) MEP Associates III, L.P.

(viii) Maveron III Entrepreneurs’ Fund, L.P.

(ix) Maveron General Partner III LLC

(x) Dan Levitan

(xi) Clayton Lewis

(xii) Pete McCormick

(xiii) Jason Stoffer

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: 411 First Avenue South Suite 600 Seattle, Washington 98104
Item 2(c).

Citizenship: Maveron Equity Partners 2000, L.P., Maveron Equity Partners 2000-B, L.P., Maveron Equity Partners III, L.P., MEP Associates III, L.P., Maveron III Entrepreneurs’ Fund, L.P. are Delaware limited partnerships. Maveron General Partner 2000 LLC, MEP Associates LLC, Maveron LLC and Maveron General Partner III LLC are Delaware limited liability companies. Each of Mr. Levitan, Mr. Lewis, Mr. McCormick and Mr. Stoffer are United States citizens.

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 73754Y100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

Material to be Filed as Exhibits.

Exhibit A – Agreement regarding filing of joint Schedule 13G.

Exhibit B – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Entities:

Maveron Equity Partners 2000, L.P.

Maveron Equity Partners 2000-B, L.P.

Maveron General Partner 2000 LLC

MEP Associates LLC

Maveron LLC

Maveron Equity Partners III, L.P.

MEP Associates III, L.P.

Maveron III Entrepreneurs’ Fund, L.P.

Maveron General Partner III LLC

Dan Levitan

Clayton Lewis

Pete McCormick

Jason Stoffer

By:	/s/ Pete McCormick
Pete McCormick, as General Partner or Managing Member or as attorney-in-fact for the above-listed entities.